SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

2 January 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Monica Poh (Ms)
Senior Legal Counsel

Encs.

dlw 1/20

/Announcement/Submission to SEC/MP/at

SEC File No: 82-3622

MASNET No. 2 OF 31.12.2003
Announcement No. 2

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - CHANGE OF SHAREHOLDING

Further to the announcement made by Singapore Telecommunications Limited ("SingTel") today, as certain words in the announcement were not legible, SingTel wishes to clarify that the aggregate consideration that SingTel ADSB (Netherlands) B.V. will receive for the shares to be sold to ADSB Telecommunications B.V. is Euros 92,388,434, subject to a price adjustment in the event of an initial public offering of Belgacom N.V./S.A.'s shares. Please refer to the announcement attached, which replaces the earlier announcement.

Change Of Shareholding.pc

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 31/12/2003 to the SGX

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - CHANGE OF SHAREHOLDING

Further to the announcement made by Singapore Telecommunications Limited ("SingTel") on 3 October 2003, SingTel wishes to announce that its 90 per cent. owned subsidiary, SingTel ADSB (Netherlands) B.V. ("SingTel ADSB"), will reduce its interest in its associated company, ADSB Telecommunications B.V. ("ADSB"), from 27 per cent. to approximately 26.9 per cent. of the outstanding shares in ADSB. This is as a result of a sale by SingTel ADSB to ADSB of part of its shares in ADSB on 31 December 2003, pursuant to a share repurchase exercise by ADSB.

The aggregate consideration that SingTel ADSB will receive for the shares to be sold to ADSB is Euros 92,388,434, subject to a price adjustment in the event of an initial public offering of Belgacom's shares. The unaudited net book value of the shares to be sold by SingTel ADSB as of 30 September 2003 is approximately S$60 million. The gain to SingTel will be partially reduced by a loss on dilution arising from the above transactions. The financial impact of the above transactions cannot be ascertained at this stage and SingTel will provide an update at a later stage.

The share repurchase exercise by ADSB follows a share repurchase by Belgacom N.V./S.A. ("Belgacom"), which has repurchased approximately 3% of its shares held by ADSB. The share repurchase by Belgacom has resulted in a reduction of ADSB's effective interest in Belgacom from 50 per cent. less one share to approximately 48.4 per cent.

As a result of these share repurchases by Belgacom and ADSB, SingTel's effective interest in Belgacom will be reduced from 12.15 to 11.72 per cent.

By Order of the Board

Lim Li Ching (Ms)
Assistant Company Secretary

Dated: 31 December 2003

SEC File No: 82-3622

MASNET No. 1 OF 31.12.2003
Announcement No. 1

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - CHANGE OF SHAREHOLDING

Further to the announcement made by Singapore Telecommunications Limited (" SingTel") on 3 October 2003, SingTel wishes to announce that its 90 per cent. owned subsidiary, SingTel ADSB (Netherlands) B.V. ("SingTel ADSB"), will reduce its interest in its associated company, ADSB Telecommunications B.V. ("ADSB"), from 27 per cent. to approximately 26.9 per cent. of the outstanding shares in ADSB. This is as a result of a sale by SingTel ADSB to ADSB of part of its shares in ADSB to be effected on 31 December 2003, pursuant to a share repurchase exercise by ADSB.

The aggregate consideration that SingTel ADSB will receive for the shares to be sold to ADSB is €92,388,434, subject to a price adjustment in the event of an initial public offering of Belgacom's shares. The unaudited net book value of the shares to be sold by SingTel ADSB as of 30 September 2003 is approximately S$60 million. The gain to SingTel will be partially reduced by a the loss on dilution arising from the above transactions. The financial impact of the above transactions cannot be ascertained at this stage and SingTel will provide an update at a later stage.

The share repurchase exercise by ADSB follows a share repurchase by Belgacom N.V./S.A. ("Belgacom"), which has repurchased approximately 3% of its shares held by ADSB. The share repurchase by Belgacom has resulted in a reduction of ADSB' s effective interest in Belgacom from 50 per cent. less one share to approximately 48.4 per cent.

As a result of these share repurchases by Belgacom and ADSB, SingTel's effective interest in Belgacom will be reduced from 12.15 to 11.72 per cent.

By Order of the Board

Lim Li Ching (Ms)
Assistant Company Secretary

Dated: 31 December 2003

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 31/12/2003 to the SGX

MASNET No. 6 OF 29.12.2003
Announcement No. 6

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel and OTEGlobe sign GRX peering agreement

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR-291203.pdf

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 29/12/2003 to the SGX

SingTel

SEC File No: 82-3622

New Release

SingTel and OTEGlobe sign GRX peering agreement

SingTel GRX brings GPRS and MMS roaming connectivity to 130 operators

Singapore, 29 December 2003 - Singapore Telecommunications Ltd (SingTel) and OTEGlobe today announced a partnership to offer GPRS (General Packet Radio Service) roaming between the two companies. OTEGlobe is the wholly owned subsidiary for the carrier voice and data business of OTE, the leading telecoms operator in Greece.

This peering agreement will facilitate data roaming services (GPRS and 3G) and MMS (Multimedia Messaging Service) exchanges between mobile operators who are connected to SingTel's and OTEGlobe's GPRS Roaming Exchange (GRX) networks respectively. GRX is a secure inter-operator packet data network that interconnects GPRS networks around the world and offers global GPRS roaming coverage.

With this inter-GRX agreement and upon completion of testing and commissioning of roaming links, mobile operators who are connected to OTEGlobe's GRX network will be able to offer their customers GPRS roaming coverage in the Asia Pacific. Similarly, those connected to SingTel's GRX will then enable their customers to transfer and receive data on their GPRS/3G handsets in Greece, the Balkans and South Europe.

SingTel now has GRX peering arrangements with 16 GRX providers, covering 130 mobile operators in 51 countries. OTEGlobe currently has agreements with 11 leading GRX providers, enabling its customers to reach more than 100 mobile networks worldwide.

Mr Richard Tan, SingTel's Vice President (International Carrier Services), said: "SingTel is pleased to enhance its GRX coverage into Greece and Southern Europe through OTEGlobe. This extension is timely as Athens is host of the 2004 Olympics. Our collaboration with OTEGlobe enhances global roaming between the Asia Pacific and Europe, enabling our customers to access a larger number of GPRS roaming partners worldwide."

Mr Anastasios Angeloglou, OTEGlobe's CEO, commented: "We are delighted to sign this agreement with SingTel. This interconnection builds on our existing agreements with other leading GRX providers and extends our global footprint into the Asia Pacific region. OTEGlobe understands that international roaming is a critical issue in the rollout of mobile data services.

That is why apart from adding new operators to our network and signing further peering agreements, we are committed to providing all the necessary infrastructure that mobile operators expect in order to offer reliable mobile data services, and particularly MMS, to their subscribers."

About GPRS/GRX

GPRS (General Packet Radio Service) is the enhanced data service for GSM, a packet-switched mobile network technology which is widely expected to constitute the next stage in the evolution of GSM networks. It offers end users an always-on experience with higher bandwidths than are possible on current mobile networks.

GRX is a dedicated data network interconnecting GPRS mobile operators networks. Traditionally, bilateral relationships between GPRS mobile operators have made global roaming possible. However, the growing number of operators globally has made this an increasingly expensive proposition. A GRX enables various GPRS mobile operators to interconnect their networks by connecting to a dedicated IP-based and secured network. GRX services enable travellers and business people to use their GPRS services while they are abroad or beyond the reach of their home network.

About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving about 41 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *TelecomAsia,* for six consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.

About OTEGlobe

OTEGlobe started its operations in October 2000, aiming to provide full service support to carriers & multinationals through the provisioning of integrated, customized & high quality international products and services.
The company is a 100% OTE owned subsidiary, with the corporate name "OTE International Solutions S.A." and the trade name "OTEGlobe". OTEGlobe's main activities are targeted to the following areas:

- Management and commercial exploitation of the international submarine and terrestrial cables owned by OTE
- Management and commercial exploitation of OTE's international voice traffic
- Design, implementation and management (24X7) of the international Data/IP network MSP (MultiServices Platform)
- Development, implementation and management of international wholesale services for national and international markets, especially targeted to S.E. Europe and the Middle East
- The direct sales of international data services, internet, capacities, telephony, collocation etc to telecom providers (mobile and fixed telephony operators, internet service providers, application service providers, telecom service resellers), as well as, to multinational companies and operators through its authorized resellers

Additional information is also available on http://oteglobe.com

SEC File No: 82-3622

MASNET No. 23 OF 23.12.2003
Announcement No. 28

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Tham Ai Chyn
Date of notice to company:	23/12/2003
Date of change of interest:	23/12/2003
Name of registered holder:	Tham Ai Chyn
Circumstance(s) giving rise to the interest:	Exercise of share options/convertibles

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	30,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.54
No. of shares held before the transaction: **% of issued share capital:**	750
No. of shares held after the transaction: **% of issued share capital:**	30,750

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**		750
No. of shares held after the transaction: **% of issued share capital:**		30,750
Total shares:		30,750

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 23/12/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 62 OF 22.12.2003
Announcement No. 62

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding Of Director Of Subsidiary

Name of director of subsidiary:	Lim Shyong
Date of notice to company:	22/12/2003
Date of change of interest:	22/12/2003
Name of registered holder:	Lim Shyong
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(30,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.93
No. of shares held before the transaction: **% of issued share capital:**	74,760
No. of shares held after the transaction: **% of issued share capital:**	44,760

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**	1,540	74,760
No. of shares held after the transaction: **% of issued share capital:**	1,540	44,760
Total shares:	1,540	44,760

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 22/12/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 19 OF 19.12.2003
Announcement No. 19

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding Of Director Of Subsidiary

Name of director of subsidiary:	Tan Cher How
Date of notice to company:	19/12/2003
Date of change of interest:	18/12/2003
Name of registered holder:	Tan Cher How
Circumstance(s) giving rise to the interest:	Exercise of share options/convertibles

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	30,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.69
No. of shares held before the transaction: **% of issued share capital:**	7,020
No. of shares held after the transaction: **% of issued share capital:**	37,020

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**	6,740	7,020
No. of shares held after the transaction: **% of issued share capital:**	6,740	37,020
Total shares:	6,740	37,020

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 19/12/2003, the date of receipt of the notice, to the SGX

MASNET No. 20 OF 19.12.2003
Announcement No. 20

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Lee Kwok Cheong
Date of notice to company:	19/12/2003
Date of change of interest:	18/12/2003
Name of registered holder:	Lee Kwok Cheong
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(20,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.89
No. of shares held before the transaction: **% of issued share capital:**	126,740
No. of shares held after the transaction: **% of issued share capital:**	106,740

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**		126,740
No. of shares held after the transaction: **% of issued share capital:**		106,740
Total shares:		106,740

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 19/12/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 22 OF 19.12.2003
Announcement No. 22

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Lee Kwok Cheong
Date of notice to company:	19/12/2003
Date of change of interest:	18/12/2003
Name of registered holder:	Lee Kwok Cheong
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(80,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.90
No. of shares held before the transaction: **% of issued share capital:**	106,740
No. of shares held after the transaction: **% of issued share capital:**	26,740

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**		106,740
No. of shares held after the transaction: **% of issued share capital:**		26,740
Total shares:		26,740

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 19/12/2003, the date of receipt of the notice, to the SGX